[Letterhead of EDAP TMS S.A.]

September 19, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

United States

Re:	EDAP TMS S.A. Request to Withdraw Registration Statement on Form F-3 (File No. 333-144591)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), EDAP TMS S.A. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-144591) on Form F-3 filed with the Commission on July 16, 2007 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a secondary offering to be made on a continuous, non-underwritten basis for all-cash consideration pursuant to Rule 415 of the Act in connection with the termination of a business agreement and business relationship between the Company and HT Prostate Therapy Management Company, LLC (the “Selling Shareholder”). In response to the Commission’s comment in numbered paragraph one of the Commission’s comment letter dated August 2, 2007 to the Registration Statement, the Company has determined to withdraw the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

Since the Registration Statement was not declared effective by the Commission, no offers or sales of the Company’s securities were made pursuant to the Registration Statement. The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act. The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Pierre-Marie Boury of Cleary Gottlieb Steen & Hamilton LLP at +44 (0) 207 614 2380.

EDAP TMS SA
By:	/s/ MARC OCZACHOWSKI
Name:	Marc Oczachowski
Title:	Chief Executive Officer